Exhibit 99.1

JinkoSolar Repurchased 400,000 ADSs under Its Extended Share Repurchase Program

02/05/2024

SHANGRAO, China, Feb. 5, 2024 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that between December 20, 2023 and February 2, 2024, the Company repurchased 400,000 American depositary shares of the Company (the "ADSs") in an aggregate amount of approximately US$11.8 million in the open market under its previously announced extended share repurchase program.

On July 6, 2022, the Company announced a share repurchase program, which authorizes the Company to repurchase up to US$200 million of its ordinary shares represented by ADSs for an 18-month period. On December 20, 2023, the Company extended this share repurchase program for an additional 18-month period through June 30, 2025. As of the date of this press release, approximately US$179.1 million of the Company's ordinary shares represented by the ADSs under the extended share repurchase program had not been utilized.

The Company may continue to repurchase its ADSs through open-market transactions, privately negotiated transactions or block trades, and/or other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act, as well as the Company's insider trading policy.

Mr. Xiande Li, JinkoSolar's Chairman of the Board and Chief Executive Officer, commented, "Leveraging the competitive advantage of our N-type TOPCon technology, extensive global operation network, and advanced integrated capacity structure, we are confident in our ability to navigate through cyclical volatility, achieve healthy and sustainable profitability, and increase shareholder value. We will continue to repurchase our shares and fulfill our commitment to our shareholders."

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had 14 productions facilities globally, 24 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia, and global sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of September 30, 2023.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the SEC, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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